BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEWPORT BEACH	2765 Sand Hill Road Menlo Park, California 94025 TELEPHONE (650) 473-2600 FACSIMILE (650) 473-2601 www.omm.com	NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE TOKYO WASHINGTON, D.C.

June 16, 2009

VIA EDGAR

Ms. Song Brandon

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

OUR FILE NUMBER 144,689-00012 WRITER’S DIRECT DIAL (650) 473-2638 WRITER’S E-MAIL ADDRESS szucker@omm.com

Re:	Cell Genesys, Inc.

Comment Letter dated June 12, 2009

regarding Schedule TO-I/A filed June 10, 2009

File No. 5-43085

Dear Ms. Brandon:

On behalf of Cell Genesys, Inc. (the “Company”), this letter is being sent in response to the Securities and Exchange Commission’s comment letter dated June 12, 2009 (the “Comment Letter”), with respect to the Company’s Schedule TO-I/A, filed June 10, 2009.

Set forth below is the Company’s response to the Comment Letter, with the Staff’s comment set out immediately preceding the corresponding response. Capitalized terms used but not otherwise defined herein have the meanings set forth in the documents referenced above.

Schedule TO-I/A

Item 10. Financial Statements

1.	We note your response to comment 1 and the comment is reissued in part. The summarized financial information required by Item 1010(c) of Regulation M-A should include if material, the pro forma ratio of earnings to fixed charges. In that regard, please revise your disclosure to provide that information. To the extent you believe such information is not material, please provide us with a detailed analysis explaining why it is not material.

Ms. Song Brandon

Securities and Exchange Commission

June 16, 2009

Response:

As disclosed in the Summary Financial Data in the Company’s Schedule TO-I/A, filed June 10, 2009, the Company had net losses for all of the periods thereunder. Accordingly, the Company’s ratio of earnings to fixed charges is a negative amount or not applicable for such periods. The Company therefore does not view such information as material.

(a)(1)(A): Offer to Exchange

General

2.	We note your response to comment 2 and we disagree with your analysis. Please confirm your understanding that the Settlement Agreement with Tang Capital includes a provision, the inability of Tang to withdraw tendered securities, that is inconsistent with Section 29(b) of Exchange Act. Alternatively, provide us your detailed legal analysis to the contrary.

Response:

We are aware of the Staff’s position on the potential application of Section 29(b) of the Exchange Act to the waiver provision in the Settlement and Support Agreement with Tang Capital. We confirm that the terms of the Exchange Offer as set forth in the Company’s Schedules TO-I and TO-I/A provide all participants in the Exchange Offer with withdrawal rights.

*        *        *

As specifically requested by the Commission, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and request that you contact the undersigned at (650) 473-2638 with any questions or comments regarding this letter.

Very truly yours,

/s/ Sam Zucker
Sam Zucker, Esq. of O’MELVENY & MYERS LLP

cc:	Stephen A. Sherwin, M.D.

Eric C. Sibbitt, Esq.